Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2019 (“Six Months”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2018 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content services (through “Walla”) and call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-6.2019	1-6.2018	Increase (decrease)		4-6.2019	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit (loss)	(1,273)	455	(1,728)	-	(1,573)	195	(1,768)	-
EBITDA[1]	1,361	1,895	(534)	(28.2)	384	908	(524)	(57.7)

The decrease in the above results was mainly due to a decrease in operating profit, mainly due to NIS 951 million in impairment losses on goodwill in the Cellular Communications segment (see Note 5.1 to the financial statements). This decrease was partially offset by NIS 403 million in capital gains on the sale of a land asset in the Sakia property. See Note 7 to the financial statements.

The change in profits was also due to the Company’s decision in the present Quarter to write-off the NIS 1,166 million tax asset for losses in DBS, by way of a change in an accounting estimate (see Note 6 to the financial statements).

	1-6.2019	1-6.2018	4-6.2019	4-6.2018
EBITDA calculations	NIS millions	NIS millions	NIS millions	NIS millions
Operating profit	417	833	(94)	371
Depreciation, amortization and impairment	944	1,062	478	537
EBITDA	1,361	1,895	384	908

[1]	EBITDA - In light of the continued impairment of DBS’s and Walla’s property, plant and equipment and intangible assets, the definition for EBITDA was updated as from the first quarter of 2019, as follows: operating profit before depreciation and amortization and continued losses from impairment of property, plant and equipment and intangible assets (see Notes 3.1 and 5 to the financial statements).

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	June 30, 2019	June 30, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,915	2,599	316	12.2	The increase was attributable to current investments in the Domestic Fixed-Line Communications segment, mainly in the second quarter of 2019.
Current and non-current trade and other receivables	2,567	2,582	(15)	(0.6)
Inventory	100	96	4	4.2
Broadcasting rights	59	467	(408)	(87.4)	The decrease was due to the asset’s impairment in DBS. See Note 5.2 to the financial statements.
Usage right assets	1,394	1,424	(30)	(2.1)
Property, plant and equipment	6,245	6,811	(566)	(8.3)	The decrease was mainly due to the asset’s impairment in DBS. See Note 5.2 to the financial statements.
Intangible assets	977	2,687	(1,710)	(63.6)	The decrease was mainly due to a NIS 951 million impairment in goodwill attributed to the Cellular Communications segment in the present Quarter, and impairment and amortization of excess acquisition costs attributed to DBS and impairment of other intangible assets in DBS. See Note 5 to the financial statements.
Deferred tax assets	12	1,035	(1,023)	(98.8)	The decrease was due to the Company’s decision to write off the tax asset from DBS’s losses, to the amount of NIS 1,166 million starting from the present Quarter (see Note 6 to the financial statements). The decrease was slightly mitigated by the write-off of a tax reserve due to DBS’s impairment in 2018.
Deferred costs and non-current investments	465	530	(65)	(12.3)	The decrease includes, among other things, impairment of a subscriber acquisition asset in DBS at the end of 2018, and impairment of assets in the International Communications, Internet, and NEP Services segment.
Investment property	-	130	(130)	(100)	The balance decreased after completion of the Sakia land asset’s sale and recognition of capital gains. See Note 7 to the financial statements.
Total assets	14,734	18,361	(3,627)	(19.8)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.1.	Financial Position (Contd.)

	June 30, 2019	June 30, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,334	12,000	(666)	(5.6)	Debenture and loan repayments, offset by new loans received and issuance of debentures in the Domestic Fixed-Line Communications segment.
Liabilities for leases	1,456	1,451	5	0.3
Trade and other payables	1,427	1,583	(156)	(9.9)	The decrease was due, among other things, to timing differences on payments, due to the end of a month not being a business day in the corresponding period of last year.
Employee benefits	930	636	294	46.2	The increase was due to a provision for an early retirement plan in the Domestic Fixed-Line Communications segment at the end of 2018, and in the Multi-Channel Television segment in the first half of 2019.
Tax liabilities	73	74	(1)	(1.4)
Other liabilities	350	360	(10)	(2.8)
Total liabilities	15,570	16,104	(534)	(3.3)
Total equity (deficit equity)	(836)	2,257	(3,093)	-	The equity deficit comprises 5.7% of the balance sheet total, as compared to positive equity of 12.3% of the balance sheet total on June 30, 2018. The transition to equity deficit was mainly due to the present Quarter’s losses, incurred through goodwill impairment losses in the Cellular Communications segment and write-off of the tax asset for DBS’s losses. Equity was further reduced by 2018’s losses.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2	Results of operations

1.2.1	Highlights

	1-6.2019	1-6.2018	Increase (decrease)		4-6.2019	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	4,480	4,694	(214)	(4.6)	2,224	2,333	(109)	(4.7)	The decrease was due to lower revenues across all the Group’s core segments (excluding the International Communications, Internet, and NEP segment, where revenues remained stable in the Quarter).
General and operating expenses	1,626	1,679	(53)	(3.2)	814	838	(24)	(2.9)	The decrease was mainly attributable to the Cellular Communications segment.
Salaries	981	1,013	(32)	(3.2)	489	503	(14)	(2.8)	This decrease was attributable mainly to the International Communications, Internet and NEP Services segment.
Depreciation, amortization and impairment	944	1,062	(118)	(11.1)	478	537	(59)	(11.0)	The decrease in depreciation and amortization costs was mainly due to impairment of depreciable assets and excess costs in DBS in the fourth quarter of 2018. On the other hand, in the Quarter and Six Months the item included an ongoing impairment of DBS’s assets (property, plant and equipment and intangible assets). See Note 5 to the financial statements.
Other operating expenses (income), net	(439)	107	(546)	-	(414)	84	(498)	-	The transition from expense to income was attributable to the Domestic Fixed Line Communications segment, mainly due to a capital gain of NIS 403 million on the sale of the Sakia land asset in the present Quarter (see Note 7 to the financial statements), and expenses from termination of employment by way of early retirement recognized in the same quarter last year. In the Six Months, this change was mitigated by NIS 45 million in expenses on an employee retirement arrangement in the Multi-Channel Television segment, (see Note 9.1 to the financial statements).
Impairment loss	951	-	951	-	951	-	951	-	Loss from impairment of goodwill in Cellular Communications operations. See Note 5.1 to the financial statements.
Operating profit (loss)	417	833	(416)	(49.9)	(94)	371	(465)	-
Finance expenses, net	235	218	17	7.8	136	110	26	23.6	The increase in net finance expenses was attributable to the Domestic Fixed-Line Communications and Multi-Channel Television segments.
Share in losses of investees	1	2	(1)	(50.0)	1	1	-	-
Income tax	1,454	158	1,296	-	1,342	65	1,277	-	In the present Quarter, the Company decided to write-off the tax asset from DBS’s losses. The Company accordingly recognized NIS 1,166 million in tax expenses (see Note 6 to the financial statements). Furthermore, taxable profits were up, mainly ue to capital gains on the sale of a land asset in the Sakia property.
Profit (loss) for the period	(1,273)	455	(1,728)	-	(1,573)	195	(1,768)	-

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-6.2019		1-6.2018		4-6.2019		4-6.2018
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,063	46.0	2,127	45.3	1,020	45.9	1,064	45.6
Cellular Communications	1,148	25.6	1,221	26.0	570	25.6	602	25.8
International Communications, Internet and NEP Services	680	15.2	688	14.7	339	15.2	336	14.4
Multi-Channel Television	680	15.2	750	16.0	337	15.2	375	16.1
Other and adjustments	(91)	(2.0)	(92)	(2.0)	(42)	(1.9)	(44)	(1.9)
Total	4,480	100	4,694	100	2,224	100	2,333	100

	1-6.2019		1-6.2018		4-6.2019		4-6.2018
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,406	68.2	860	40.4	875	85.8	387	36.4
Cellular Communications *	(18)	(1.6)	4	0.3	(8)	(1.4)	2	0.3
International Communications, Internet and NEP Services	52	7.6	64	9.3	18	5.3	30	8.9
Multi-Channel Television	(67)**	(9.9)	(18)	(2.4)	(8)**	(2.4)	(17)	(4.5)
Other and adjustments	(956)	-	(77)	-	(971)	-	(31)	-
Consolidated operating profit (loss) / % of Group revenues.	417	9.3	833	17.7	(94)	(4.2)	371	15.9

*	Impairment losses in Cellular Communications operations, detailed in Note 5.1 to the financial statements, are presented under adjustments.

**	The results of Multi-Channel Television operations are adjusted for impairment losses as detailed in Note 5.2 to the financial statements. These impairment losses are presented under adjustments.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-6.2019	1-6.2018	Increase (decrease)		4-6.2019	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	533	593	(60)	(10.1)	264	291	(27)	(9.3)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	793	799	(6)	(0.8)	396	403	(7)	(1.7)	Revenues were down, mainly due to a decrease in retail internet subscribers, offset by higher retail ARPU, alongside a downward trend in revenues from wholesale internet services since the start of 2019.
Transmission, data communications and others	598	607	(9)	(1.5)	292	304	(12)	(3.9)	The decrease was mainly due to lower revenues from data communications.
Digital and cloud services	139	128	11	8.6	68	66	2	3.0	The increase was mainly due to IP Centrex services.
Total revenues	2,063	2,127	(64)	(3.0)	1,020	1,064	(44)	(4.1)
General and operating expenses	274	285	(11)	(3.9)	133	145	(12)	(8.3)	The decrease was mainly due to lower advertising expenses and lower payments to telecom operators, offset by higher expenses on terminal equipment and materials.
Salaries	464	460	4	0.9	231	232	(1)	(0.4)
Depreciation and amortization	411	415	(4)	(1.0)	204	211	(7)	(3.3)
Other operating expenses (income), net	(492)	107	(599)	-	(423)	89	(512)	-	The change was mainly due to capital gains on real estate sales, primarily NIS 403 million in capital gains on the sale of the Sakia land property in the present Quarter (see Note 7 to the financial statements). Furthermore, in the Six Months, the provision for termination of employment by way of early retirement was reduced, as compared to expenses from termination of employment by way of early retirement in the corresponding period and quarter of last year.
Operating profit	1,406	860	546	63.5	875	387	488	126.1
Finance expenses, net	247	240	7	2.9	141	119	22	18.5

Net finance expenses were up, mainly due to finance expenses on employee benefits.

This increase was offset in the Six Months by finance expenses recognized in the same period last year, following impairment in the fair value of the amount expected to have been returned to the Company on acquiring DBS.

Income tax	276	155	121	78.1	172	66	106	160.6
Segment profit	883	465	418	89.9	562	202	360	178.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-6.2019	1-6.2018	Increase (decrease)		4-6.2019	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	846	869	(23)	(2.6)	430	438	(8)	(1.8)	The decrease was mainly due to lower rates and migration of existing customers to cheaper plans offering greater data volumes at current market prices. This decrease in rates was partially offset by growth in the post-paid customer base.
Equipment sales	302	352	(50)	(14.2)	140	164	(24)	(14.6)	The decrease was mainly due to a decrease in the number of handsets sold, and lower income per unit due to changes in the handset sales mix.
Total revenues	1,148	1,221	(73)	(6.0)	570	602	(32)	(5.3)
General and operating expenses	662	703	(41)	(5.8)	324	345	(21)	(6.1)	The decrease was mainly due to a reduction in the cost of handset sales and continued downsizing and streamlining of operating expenses.
Salaries	189	195	(6)	(3.1)	95	95	-	-	The decrease in salary expenses in the first half of 2019 was mainly due to a decrease in the number of employee positions.
Depreciation and amortization	312	317	(5)	(1.6)	156	159	(3)	(1.9)
Other operating expenses, net	3	2	1	50.0	3	1	2	200.0
Operating profit (loss)	(18)	4	(22)	-	(8)	2	(10)	-
Finance income, net	23	17	6	35.3	10	6	4	66.7
Income tax	1	5	(4)	(80.0)	-	1	(1)	(100.0)
Segment profit	4	16	(12)	(75.0)	2	7	(5)	(71.4)

For information concerning impairment in the Cellular Communications segment, see Note 5.1 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	1-6.2019	1-6.2018	Increase (decrease)		4-6.2019	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	680	688	(8)	(1.2)	339	336	3	0.9	In the Six Months, the decrease was mainly due to lower revenues from international calls and internet operations and the sale of outsourcing operations in the second quarter of 2018. This decrease was offset by higher revenues from services and equipment to businesses.
General and operating expenses	388	377	11	2.9	194	187	7	3.7	The increase was due to higher local and international bandwidth expenses and higher cost of sales on licensing and equipment to businesses. The increase was partially offset, mainly by lower international call expenses.
Salaries	133	158	(25)	(15.8)	66	75	(9)	(12.0)	The decrease was due to a reduction in the number of employees and the sale of outsourcing operations in the second quarter of 2018.
Depreciation and amortization	92	88	4	4.5	46	45	1	2.2	The increase was due to an increase in the amortization of the subscriber acquisition asset and amortization of international bandwidth.
Other finance expenses (income)	15	1	14	-	15	(1)	16	-	The increase was due to an increase in provisions for legal claims.
Operating profit	52	64	(12)	(18.8)	18	30	(12)	(40.0)
Finance expenses, net	7	7	-	-	5	4	1	25.0
Tax expenses	10	13	(3)	(23.1)	3	6	(3)	(50.0)
Segment profit	35	44	(9)	(20.5)	10	20	(10)	(50.0)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-6.2019*	1-6.2018	Increase (decrease)		4-6.2019*	4-6.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	680	750	(70)	(9.3)	337	375	(38)	(10.1)	The decrease was mainly due to a decrease in the customer base and in ARPU.
General and operating expenses	448	483	(35)	(7.2)	222	246	(24)	(9.8)	The decrease was mainly due to lower advertising, marketing, and content expenses.
Salaries	106	118	(12)	(10.2)	51	60	(9)	(15.0)	The decrease was mainly due to a decrease in the number of employee positions.
Depreciation and amortization	159	158	1	0.6	81	79	2	2.5
Other operating expenses (income), net	34	9	25	-	(9)	7	(16)	-

In the Six Months, the increase was mainly due to expenses from an employee retirement agreement (see Note 9.1 to the financial statements), offset by an update to the provision for legal claims.

In the Quarter, the change, was mainly due to an update to the provision for legal claims.

Operating loss	(67)	(18)	(49)	-	(8)	(17)	9	(52.9)
Finance expenses (income), net	7	(10)	17	-	2	(7)	9	-	The change in net finance expenses was mainly due to a change in the fair value of financial assets.
Tax expenses	1	1	-	-	1	-	1	-
Segment loss	(75)	(9)	(66)	-	(11)	(10)	(1)	10.0

*	The Multi-Channel Television segment’s results for the Six Months and Quarter are presented net of impairment. See Notes 5.2 and 17 to the financial statements.

This matches the way that the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Furthermore, see Note 18.3 for highlights from DBS’s financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.3	Cash flow

	1-6.2019	1-6.2018	Change		4-6.2019	4-6.2018	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	1,389	1,715	(326)	(19.0)	624	806	(182)	(22.6)	The decrease in net cash from operating activities was mainly due to changes in working capital and employee retirement payments, partially offset by a decrease in income tax payments on final tax assessments in the corresponding period last year. The decrease in net cash was reported across all of the Group’s core segments.
Net cash used in investing activities	(1,049)	(2,311)	1,262	(54.6)	(781)	(860)	79	(9.2)	The present Quarter included inflows from the sale of the Sakia property, as compared to betterment tax payments on this sale in the same quarter last year. Furthermore, in the Six Months there was a decrease (in the Quarter - an increase) in net investment in bank and other deposits in the Domestic Fixed-Line Communications segment.
Net cash used in financing activities	(259)	(662)	403	(60.9)	(137)	(849)	712	(83.9)	The decrease in net cash used in financing activities was due to a loan received in the present Quarter in the Domestic Fixed-Line Communications segment, and a dividend payment in the same quarter last year, offset by an increase in loan repayments.
Net increase (decrease) in cash	81	(1,258)	1,339	-	(294)	(903)	609	(67.4)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders - NIS 11,206 million.

Supplier credit: NIS 854 million. Short-term credit to customers: NIS 1,759 million. Long-term credit to customers: NIS 330 million.

Working Capital

As of June 30, 2019, the Group had a working capital surplus of NIS 950 million, as compared to a working capital surplus of NIS 555 million on June 30, 2018.

According to its separate financial statements, the Company had a working capital surplus of NIS 763 million as of June 30, 2019, as compared to a working capital surplus of NIS 490 million on June 30, 2018.

This increase in the Group’s and the Company’s working capital surplus was mainly due to an increase in current investments and a decrease in current liabilities on debentures and loans.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.4	Disclosure concerning the Company’s forecast cash flows

According to Regulation 10(b)(14) to the Securities Regulations (Periodic and Immediate Reports), 1970 and given the warning sign of a deficit in equity in the Company’s separate financial statements and in the consolidated statements, the Company hereby presents its forecasted cash flow statement, detailing its monetary sources and uses for the period starting July 1, 2019 and ending December 31, 2021.

Forecast cash flows	From Jul. 1, 2019 to Dec. 31, 2019	From Jan. 1, 2020 to Dec. 31, 2020	From Jan. 1, 2021 to Dec. 31, 2021
Company – separate	NIS millions	NIS millions	NIS millions

Cash and cash equivalents – opening balance	648 *	776	1,424
Sources – Company
Total net cash from operating activities	946	1,892	1,976

Proceeds from sale of fixed assets	53	270	29
Proceeds from redemption of bank and other deposits	1,328	639	-
Misc.	1	14	22
Total cash from investing activities	1,382	923	51

Debenture issues and loans	1,888	350	400

Total cash from financing activities	1,888	350	400
Total sources – Company	4,216	3,165	2,427
Sources from investees
Dividends from investees	-	-	36
Loans from investees	40	-	45
Repayment of loans issued to investees	15	63	52
Misc.	1	3	1
Total cash from investees	56	66	134

Total sources	4,272	3,231	2,561
Expected liabilities (expected uses) – Company
Fixed asset purchases and investment in intangible assets	(376)	(912)	(915)
Investment in bank deposits and securities	(55)	-	-
Total cash used in investing activities	(431)	(912)	(915)

Repayment of bank loans	(921)	(216)	(216)
Repayment of debentures (public)	(1,112)	(669)	(679)
Repayment of private debentures and off-bank credit	(1,167)	(62)	(123)
Principal and interest payments on leases	(59)	(113)	(102)
Interest payments and other financing expenses	(287)	(339)	(319)
Misc.	(44)	(48)	(24)
Total cash used in financing activities	(3,590)	(1,447)	(1,463)
Total uses – Company	(4,021)	(2,359)	(2,378)

*	The Company has investments in deposits and monetary funds to the amount of NIS 1,911 million, available for short-term use.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.4	Disclosure concerning the Company’s forecast cash flows (Contd.)

Forecast cash flows	From Jul. 1, 2019 to Dec. 31, 2019	From Jan. 1, 2020 to Dec. 31, 2020	From Jan. 1, 2021 to Dec. 31, 2021
Company – separate	NIS millions	NIS millions	NIS millions

Uses for investees
Investment in a subsidiary	(95)	(195)	(125)
Interest payment	(28)	(29)	(31)
Total cash used in investees	(123)	(224)	(156)

Total uses	(4,144)	(2,583)	(2,534)

Cash and cash equivalents – closing balance	776	1,424	1,451

The assumptions underlying the cash flow forecast:

1.	The Company’s forecast concerning cash flows from operating activities and cash flows used in investing activities:

a.	The Company’s and its investees’ forecast for the period of July 1, 2019 to December 31, 2019 is based on the Company’s budget and the budgets of its investees, with such adjustments as required in light of actual performance and changing conditions.

b.	The Company’s cash flow forecast for 2020 and 2021 is based on the long-term plan and relies, among other things, on the Company’s performance in recent years and assessments concerning expected trends in the telecom market in the coming years. This includes assessments concerning market competition, price levels, consumer preferences, regulatory arrangements, technological developments, and the general condition of the Israeli economy. Operating, sales and marketing expenses have been adjusted to the projected scope of operations,and the forecast includes assumptions concerning streamlining of the Company’s workforce and the associated retirement and salary costs.

c.	Cash flow forecasts for the investees are identical to the forecasts used in estimating the recoverable amount as detailed in Note 11 to the Company’s consolidated financial statements as of December 31, 2018 and Note 5 to the interim consolidated financial statements as of June 30, 2019.

d.	The forecasts do not include the effects of cancelling the structural separation in the Group, the merger with the subsidiaries, and the subsequent implications of such merger, should it occur in the forecast period.

2.	Material liabilities expected to be settled in the first six months of the forecast cash flow period

Principal repayments for the period of July 1, 2019 to December 31, 2019, based on the Company’s amortization schedules:

October 2019 – NIS 56 million in repayment of bank loans.

November 2019 – NIS 62 million in repayment of bank loans; and NIS 67 million in repayment of public debentures, private debentures and off-bank credit.

December 2019 – NIS 775 million in repayment of public debentures; and NIS 50 million in repayment of private debentures and non-bank credit.

Early repayments in the period of July 1, 2019 to December 31, 2019:

July 2019 – early repayment was made on bank loans, to the amount of NIS 438 million.

In the period of September-December 2019, the Company plans to make early repayments on its public debentures, private debentures, off-bank credit and bank loans, to a total amount of NIS 1,752 million.

Sources for liability settlement

The Company has sufficient sources for meeting its liabilities, both by cash from its operating activities, and by cash balances and investments in deposits and monetary funds available for short-term use, and by raising debt from both banking and off-bank sources.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

1.4	Disclosure concerning the Company’s forecast cash flows (Contd.)

3.	The Board of Directors has reviewed and approved the sources included in the disclosure concerning the forecast cash flows after having found them reasonable in terms of the monetary value of each source and its expected timing. The Board of Directors has further reviewed whether there are any restrictions on receiving dividends, loans, and loan repayments from investees, and is satisfied that they are expected to be received on time.

The above information concerning the forecast cash flows constitutes forward-looking information.

The Company’s assumptions and estimates concerning the forecast cash flows, sources for settling the Company’s existing and expected liabilities, and concerning the assumptions underlying the forecast cash flows are based on data available to the Company as of the reporting date, and assuming it will continue to operate under the normal course of its business. There is no guarantee that these assumptions and estimates or any part thereof will materialize, as they depend on external factors outside the Company’s control or on which the Company has limited control, and in light of current uncertainty in the Israeli telecom market in general. Actual data may differ materially from the above assessments should a change occur in any of the factors underlying these assessments.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure of valuations

The following table discloses valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

	DBS - Extremely Material Valuation Attached to the financial statements as of June 30, 2019	Pelephone - Extremely Material Valuation Attached to the financial statements as of June 30, 2019
Subject of valuation	Net disposal value of DBS Satellite Services (1998) Ltd.’s assets, to test for impairment of intangible assets.	Pelephone’s EV to test for impairment of goodwill attributed for its operations in the Company’s financial statements pursuant to IAS 36.
Date of valuation	June 30, 2019; valuations signed on August 25, 2019.
Value prior to the valuation	Negative amount of NIS (80) million.	NIS 2,165 carrying amount of Pelephone’s net operating assets * (NIS 1,027 million - balance of goodwill).
Value set in the valuation	Negative amount of NIS (199) million.	NIS 1,214 million. The Company concluded that there is impairment requiring a write-down of NIS 951 million in goodwill recognized in the Company’s books.
Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The work was done by a team headed by Mr. Gideon Peletz, CPA, who holds a BA in Accounting and Economics from the Tel Aviv University. Mr. Peletz has extensive experience performing valuations, financial statement analyses, preparing expert opinions, and providing various financial advisory services for companies and businesses. The assessor has no dependence on the Company. The Company has undertaken to indemnify the assessor for damages exceeding three times their fee, unless they acted maliciously.
Valuation model	Disposal value	Discounted Cash Flow method (DCF)
Assumptions used in the valuation	Assumptions concerning the net disposal value of DBS’s assets.	Discount rate – 10.27% Permanent growth rate - 2.5% Scrap value of total value set – 96%

*	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales, which are presented at present value.

For more information, see Note 5 to the financial statements.

Despite the negative value of DBS’s operations, the Company supports DBS by approving credit facilities or investing in DBS’s equity (see Note 4.3 to the financial statements). The Company’s support of DBS as aforesaid is due, among other things, to the Multi-Channel Television segment’s current and expected contribution to the Bezeq Group’s overall operations.

2.2	Testing for impairment of International Communications, Internet Services and NEP operations

Following on Section 3.2 to the Company’s Board of Directors’ Report of December 31, 2018, concerning a material valuation of Bezeq International, the latter performed a formal review to test for signs of impairment as of June 30, 2019. This review was performed in accordance with IAS 36 and in view of the small difference measured as of December 31, 2018 between the value of Bezeq International’s operations (NIS 1,061), and the carrying amount of its net operating assets (NIS 828 million). As of the financial statements’ date, no signs were found for impairment.

It is clarified that the value of these operations are affected by assessments and forecasts concerning a long list of factors with various levels of influence on the value of operations, and that cash flows in the representative year significantly affect EV and changes in assessments concerning these cash flows significantly affect the valuation. It is further clarified that internet operations are a key source of profit for Bezeq International, and changes in market trends in this segment without an offsetting effect in Bezeq International’s other operations may materially affect the valuation.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2019

2.3	Due to claims filed against the Group, and for which exposure cannot yet be estimated or assessed at this time, the auditors have drawn attention to the matter in their opinion of the financial statements.

2.4	For information on material events subsequent to the financial statements’ date, see Notes 19, 9.2, and 8 to the financial statements.

3.	Details of debt certificate series

On April 8, 2019, Midroog Ltd. (“Midroog”) maintained its Aa2.il rating for the Company’s Debentures (Series 6,7,9, and 10) and changed its outlook from stable to negative (see immediate report, ref. no. 2019-01-032406). Furthermore, on May 7, 2019, S&P Global Ratings Maalot Ltd. (“Maalot”) affirmed its ilAA/Negative rating for the Company (see immediate report, ref. no. 2019-01-039834).

On August 6, 2019, Midroog posted an issuer comment concerning the Company’s debentures, while maintaining its Aa2.il/Negative rating for the debentures (see immediate report, ref. no. 2019-01-067917).

On August 12, 2019, Maalot announced that it was downgrading the Company and its subsidiaries, and of the Company’s debentures, to ilAA-/Negative following continued erosion in its operating results (see immediate report, ref. no. 2019-01.068886).

The rating reports are included in this Board of Directors’ Report by way of reference.

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2019, see the Company’s reporting form on the MAGNA system, dated August 29, 2019.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: August 28, 2019